Exhibit 99.1
October 30, 2008
Corgi International Limited Announces that Two of its Wholly Owned United Kingdom Subsidiaries have been placed into Administration
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that two of its wholly owned subsidiaries, Popco Entertainment (UK) Limited (formerly Corgi Classics Limited) and Popco Distribution Limited (formerly Cards Inc.) both United Kingdom (UK) corporations, have been placed into administration, which is the rough equivalent to Chapter 11 reorganization in the United States. BDO Stoy Hayward LLP, Prospect Place, 85 Great North Road, Hatfield, Hertfordshire, AL9 5BS, have been appointed Joint Administrators of PopCo Entertainment (UK) Limited and of PopCo Distribution Limited. The business and assets of the UK companies are now managed by the Joint Administrators who act as agents of the companies.
Corgi International Limited will continue to sell its products worldwide through their operations in Hong Kong and the United States.
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.
The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.